**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 18, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Alkermes Public Limited Company**

**File No. 1-35299 - CF#32743**

_____

Alkermes Public Limited Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 23, 2013.

Based on representations by Alkermes Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

|  |  |
|---|---|
| Exhibit 10.21 | through May 6, 2017 |
| Exhibit 10.22 | through May 6, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary